The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to is accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

ANNOUNCEMENT

This announcement is made pursuant to Rule13.09 of the Listing Rules.

Reference is made to the announcements of the Company dated 25 March 2008 and 30 April 2008.

The board of directors of the Company would like to announce that after arm’s length negotiation, the parties to the Consortium Agreement have agreed that with effect from 20 August 2008, (a) StarHub will assume the rights and responsibilities of the Company as the consortium lead for the Infinity Consortium under the Consortium Agreement and (b) the Company will cease to be a member of the Infinity Consortium.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the announcements of City Telecom (H.K.) Limited (the “Company”) dated 25 March 2008 and 30 April 2008. Capitalised terms used herein have the same meaning as those defined in the announcement of the Company dated 30 April 2008, unless otherwise defined.

As announced on 30 April 2008, the Company entered into a consortium agreement dated 30 April 2008 (the “Consortium Agreement”) with MobileOne Ltd. and StarHub Ltd. (“StarHub”) to form a consortium (the “Infinity Consortium”) for the purpose of submitting a bid to build Singapore’s Next Generation National Broadband Network that will meet all the criteria for the Infocomm Development Authority of Singapore’s Request-for-Proposal for the Network Company.

The board of directors of the Company would like to announce that after arm’s length negotiation, the parties to the Consortium Agreement have agreed that with effect from 20 August 2008, (a) StarHub will assume the rights and responsibilities of the Company as the consortium lead for the Infinity Consortium under the Consortium Agreement and (b) the Company will cease to be a member of the Infinity Consortium.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

By Order of the Board
City Telecom (H.K.) Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 20 August 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.